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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      ABERDEEN AUSTRALIA EQUITY FUND, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      ABERDEEN AUSTRALIA EQUITY FUND, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

         ABERDEEN AUSTRALIA EQUITY FUND, INC. CUSIP NUMBER IS 318652104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            Roy M. Randall, Secretary
                      Aberdeen Australia Equity Fund, Inc.
                                Gateway Center 3
                                100 Mulberry St.
                             Newark, NJ 07102-4077
                                 (212) 968-8800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                                    COPY TO:

                             Sander M. Bieber, Esq.
                                     Dechert
                                1775 I Street, NW
                              Washington, DC 20006
                            Telephone: (202) 261-3300

                           CALCULATION OF FILING FEE:


Transaction Valuation: N/A                           Amount of Filing Fee: N/A

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[_] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable              Filing Party: Not applicable
Form or Registration No.: Not applicable            Date Filed: Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

This filing on Schedule TO relates to the preliminary and pre-commencement communications of a proposed offer by Aberdeen Australia Equity Fund, Inc. to conduct an in-kind tender offer to repurchase up to 40% of the Fund's outstanding shares at a price of 90% of the Fund's net asset value per share, as set forth in the press release attached as Exhibit (a)(5). This Schedule TO is intended to satisfy the reporting requirement of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The Fund has not commenced the proposed tender offer that is referred to in this communication and this communication is neither an offer to repurchase nor a solicitation of an offer to sell shares of the Fund. Upon commencement of the offer the Fund will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Repurchase Offer Statement, the Letter of Transmittal and other related documents. Stockholders are strongly encouraged to read these documents carefully when they become available, because they will contain important information. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at www.sec.gov and will be delivered without charge to all stockholders of the Fund
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at the time of the offer. The Repurchase Offer Statement, the Letter of
Transmittal and other related documents may also be obtained without charge from the Fund as provided in the Repurchase Offer Statement. No tender offer will be made to, nor will submissions be accepted from, or on behalf of, holders of shares in any jurisdiction in which making or accepting the tender offer would violate that jurisdiction's laws.

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SCHEDULE TO, ITEM 12. EXHIBITS.

(a)(5)   Press release issued on February 19, 2003.

Pursuant to General Instruction D. to Schedule TO, no signature is required for the filing of pre-commencement communications.